OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(Cusip Number)

Mary Anne O’Connell
Husch & Eppenberger, LLC
190 Carondelet Plaza, Suite 600
St. Louis, Missouri 63105
(314) 480-1715

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87815X109

1.	Name of Reporting Person: Peter W. Brown		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .1%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]	Assumed a total of 3,988,478 shares outstanding, based on the number reported as of November 4, 2004 in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

CUSIP No. 87815X109

1.	Name of Reporting Person: McCaffree Financial Corporation		I.R.S. Identification Nos. of above persons (entities only): 48-0934133

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 228,250

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 228,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 228,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%[1]

14.	Type of Reporting Person (See Instructions): CO

[1]	Assumed a total of 3,988,478 shares outstanding, based on the number reported as of November 4, 2004 in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

CUSIP No. 87815X109

1.	Name of Reporting Person: Michael Zuk, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,500

		8.	Shared Voting Power: 4,000

		9.	Sole Dispositive Power: 5,500

		10.	Shared Dispositive Power: 4,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .2%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]	Assumed a total of 3,988,478 shares outstanding, based on the number reported as of November 4, 2004 in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

CUSIP No. 87815X109

1.	Name of Reporting Person: Carl McCaffree		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 228,250

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 228,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 228,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]	Assumed a total of 3,988,478 shares outstanding, based on the number reported as of November 4, 2004 in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

This Schedule 13D (the “Schedule 13D”) is being filed to report the formation of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) for the purpose of acquiring, holding, voting or disposing of securities of Team Financial, Inc., a Kansas corporation (the “Issuer”).

Item 1. Security and Issuer

Common Stock, no par value (“Common Stock”)
Team Financial, Inc.
8 West Peoria, Suite 200
Paola, KS 66071

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Peter W. Brown, individually and on behalf of his spouse; (ii) Carl McCaffree, individually and in his capacity as President and controlling stockholder of McCaffree Financial Corporation (“MFC”); (iii) MFC; and (iv) Michael Zuk, Jr., individually and on behalf of his spouse.

Mr. Brown is the indirect beneficial owner of 3,000 shares of Common Stock (see item 5).

MFC is the direct beneficial owner of 228,250 shares of Common Stock. As the controlling stockholder of MFC, Mr. McCaffree is the indirect beneficial owner of 228,250 shares of Common Stock (see item 5).

Certain information concerning the executive officers and directors of MFC, as required to be disclosed pursuant to Item 2 of this schedule, is set forth in Schedule A hereto and is incorporated herein by reference.

Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock (see item 5).

(b) The principal business addresses for the Reporting Persons are as follows:

(i)	Peter W. Brown: Husch & Eppenberger, LLC, 1200 Main Street, Suite 1700, Kansas City, MO 64105

(ii)	Carl McCaffree: McCaffree Financial Corporation, 4701 W. 110th Street, Overland Park, KS 66211.

(iii)	MFC: McCaffree Financial Corporation, 4701 W. 110th Street, Overland Park, KS 66211.

(iv)	Michael Zuk, Jr.: Oppenheimer & Co. Inc., 4717 Grand Avenue, Kansas City, MO 64112.

(c) The principal business of each Reporting Persons follows:

(i)	Peter W. Brown is a member of the law firm Husch & Eppenberger, LLC.

(ii)	Carl McCaffree is president and the controlling stockholder of McCaffree Financial Corporation, a financial investment corporation.

(iii)	McCaffree Financial Corporation is a financial investment corporation organized in the state of Kansas.

(iv)	Michael Zuk, Jr. is a registered representative at Oppenheimer & Co., a registered broker dealer.

(d) None of the Reporting Persons has been, nor to the knowledge of the Reporting Persons have any other persons with respect to whom information is given in response to this Item 2 or Item 5 of this schedule been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was, nor to the knowledge of the Reporting Persons were any other persons with respect to whom information is given in response to this Item 2 or Item 5 of this schedule, a party to a civil proceeding of a judicial or administrative body of component jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Brown, McCaffree and Zuk are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Brown is $29,682. The source of funds for this consideration was personal funds.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MFC and Carl McCaffree is $2,811,567.55. The source of funds for this consideration was MFC working capital. (See Item 2).

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Zuk, is $94,424.50. The source of funds for this consideration was personal funds.

Item 4. Purpose of Transaction

Mr. Brown and Mr. Zuk acquired their beneficial interests in the Issuer’s Common Stock over the past three and a half years as they or related persons invested in the Issuer.

MFC recently sold its title insurance subsidiaries. Since that time, Mr. McCaffree has considered alternative investments, including investments in and/or acquisitions of additional banks or bank holding companies. He is also the controlling shareholder of another company that is a bank holding company. Mr. McCaffree discussed his ideas and plans with Mr. Brown on a number of occasions over the past several months. In November of 2004, Mr. McCaffree and Mr. Brown discussed the Issuer as a possible investment. Mr. Brown introduced Mr. McCaffree to Mr. Zuk, who had been following the Issuer’s performance as part of his professional activities, as well as in connection with his personal investment activities.

After further discussion, on November 30, 2004, the Reporting Persons reached a verbal agreement in principle to act together as a group (the “Group”) to pursue the acquisition of additional shares of the Common Stock and to consider other strategies regarding the Issuer. At that time the aggregate beneficial ownership by members of the Group was 12,500 shares or .3% of the outstanding Common Stock. The Reporting Persons formed the Group because they believe the Common Stock is trading below fair value and represents a good investment alternative. The Reporting Persons believe that the Issuer’s Common Stock has not performed as well as it could and should have, and they believe that the Issuer’s current operating strategy could be improved. In addition, they believe that if the Group eventually gained control of the Issuer, Mr. McCaffree, either with members of the current management team or with new management, could improve the Issuer’s operating efficiency, given his expertise in the banking industry.

Following the formation of the Group, the Reporting Persons acquired additional shares of Common Stock in the open market in order to obtain an increased equity position in the Issuer.

On December 23, 2004, the Reporting Persons executed a joint Filing Agreement, attached as an Exhibit to this Schedule.

Depending upon market conditions and other factors that the Group may deem material to their investment decisions, the Reporting Persons may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, including a negotiated transaction with the Issuer or its ESOP. The Reporting Persons also may consider attempting to secure representation on the Issuer’s Board of Directors.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or may result in the acquisition or disposition of the Issuer’s securities by any person, extraordinary corporate transactions, the sale or transfer of the Issuer’s assets, changes in the Issuer’s board of directors, capitalization, dividend policy, business, or corporate structure, causing a class of the Issuer’s securities to be delisted or eligible for termination of registration, or any similar action.

Item 5. Interest in Securities of the Issuer

(a) The following calculations of ownership percentage are based on a total of 3,988,487 shares of Common Stock outstanding, as reported as of November 4, 2004 in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

Mr. Brown is the indirect beneficial owner of 3,000 shares of Common Stock representing .1% of the total number of outstanding shares of Common Stock.

MFC is the direct beneficial owner of 228,250 shares of Common Stock representing 5.7% of the total number of outstanding shares of Common Stock. As the holder of 80% of the outstanding voting securities of MFC, Mr. McCaffree is the controlling stockholder of MFC and the indirect beneficial owner of such shares of Common Stock.

Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock. Such shares in the aggregate represent .2% of the total number of outstanding shares of Common Stock. Mr. Zuk expressly disclaims beneficial ownership of 500 shares held by Gordon L. Dugger, Mr. Zuk’s brother-in-law, 500 shares held by Richard M. Line, Mr. Zuk’s brother-in-law, and 2,000 shares held by Mary Line, Mr. Zuk’s mother-in-law, included in the shares reported as indirectly beneficially owned by Mr. Zuk.

(b) Mr. Brown has shared power to vote and dispose of 3,000 shares of Common Stock. With respect to 1,500 such shares, he shares such power with his spouse, Lynne K. Brown. Mrs. Brown, a U.S. citizen, resides at 10206 Delmar, Overland Park, KS 66207. She is a community volunteer. Mr. Brown generally advises Mrs. Brown with respect to investment decisions. (See Item 2)

With respect to 1,500 such shares, Mr. Brown shares voting and dispositive powers with the members of an investment club: Branch Growth Associates, 4621 West 113th Terrace, Leawood, KS 66211, a general partnership organized in Kansas. (See Item 2).

MFC has shared power to vote and dispose of 228,250 shares of Common Stock. Such voting and disposition power is shared with Mr. McCaffree as the controlling stockholder of MFC.

As the controlling stockholder of MFC, Mr. McCaffree has shared power to vote and dispose of 228,250 shares of Common Stock, held by MFC as the direct beneficial owner of such shares.

Mr. Zuk has the sole power to vote and dispose of 5,500 shares of Common Stock, including 5,000 shares owned outright by him and 500 shares owned by his IRA. Mr. Zuk has shared power to vote and dispose of 4,000 shares of Common Stock as described below.

•	With respect to 1000 such shares, such powers are shared with Mr. Zuk’s spouse, Gayle Line Zuk, a U.S. citizen. Mrs. Zuk is a private investor and resides at 4923 West 96th Terrace, Overland Park, KS 66207. Mr. Zuk generally advises Mrs. Zuk with respect to investment decisions. (See Item 2)

•	With respect to 2000 such shares, such powers are shared with Mary A. Line, Mr. Zuk’s mother-in-law, a U.S. citizen. Mrs. Line is retired, with an address at 2933 James Avenue, Manhattan, KS 66502. Mr. Zuk disclaims beneficial ownership with respect to the shares held by Mrs. Line. (See Item 2)

•	With respect to 500 such shares, such powers are shared with Richard M. Line, Mr. Zuk’s brother-in-law, a U.S. citizen. Mr. Line is a clinical psychologist and his business address is Horizon’s Medical Center, 1715 E. 23rd Avenue, Hutchinson, KS 67502. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Line. (See Item 2).

•	With respect to 500 such shares, such powers are shared with Gordon L. Dugger, Mr. Zuk’s brother-in-law, a U.S. citizen. Mr. Dugger’s business address is Boelte-Hall Litho Inc., 4710 Roe Parkway, Roeland Park, KC 66205. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Dugger. (See Item 2).

(c) During the past 60 days each Reporting Person has effected transactions in the Common Stock by making the purchases listed in the table below over the Nasdaq National Market.

		Number of	Aggregate Purchase
Reporting Person	Date	Shares	Price	Price Per Share
Carl McCaffree and MFC	November 30, 2004	5,800	$72,500	$12.50
	November 30, 2004	2,000	$24,900	$12.45
	November 30, 2004	5,000	$62,005	$12.40
	December 1, 2004	2,900	$35,699	$12.31
	December 1, 2004	3,000	$36,600	$12.20
	December 1, 2004	10,000	$122,505	$12.25
	December 1, 2004	65,500	$802,375	$12.25
	December 1, 2004	4,090	$50,102.50	$12.25
	December 1, 2004	3,000	$36,898	$12.30
	December 1, 2004	71,000	$873,300	$12.30
	December 1, 2004	100	$1,220	$12.20
	December 15, 2004	2,000	$24,404	$12.20
	December 15, 2004	2,000	$22,205	$11.10
	December 16, 2004	500	$5,930	$11.86
	December 20, 2004	545	$6,572.25	$12.06
	December 21,2004	5,000	$61,505	$12.31
	December 21, 2004	2,500	$31,124	$12.45
	December 21, 2004	2,200	$27,390	$12.74
	December 22, 2004	10,000	$124,502	$12.45
	December 23, 2004	700	$8,580	$12.26
	December 27, 2004	115	$1,390.75	$12.87
	December 28, 2004	1,340	$16,286	$12.15
	December 28, 2004	460	$5,502	$11.96
	December 30, 2004	100	$1,224	$12.24
	December 30, 2004	400	$4,968	$12.42
	December 30, 2004	200	$2,476	$12.38
	December 30, 2004	2,100	$26,142	$12.45
	December 31, 2004	500	$6,201	$12.40
	December 31, 2004	500	$6,271	$12.54
	December 31, 2004	1,000	$12,446	$12.47
	December 31, 2004	100	$1,243	$12.43
	December 31, 2004	400	$4,980	$12.45
	December 31, 2004	4,400	$55,178.05	$12.54
	December 31, 2004	3,700	$46,435	$12.55
	January 3, 2005	5,000	$62,755	$12.55
	January 3, 2005	10,000	$126,505	$12.65
	January 3, 2005	100	$1,248	$12.48
	Subtotal:	228,250	$2,811,567.55
Peter Brown	N/A	0	0	0
	Subtotal	0	0	0
Michael Zuk	N/A	0	0	0
	Subtotal	0	0	0
	TOTAL	228,250	$2,811,567.55

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed in Items 2-5 there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Item 5 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement, dated December 23, 2004, executed by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2005

Date

/s/ Peter W. Brown

Signature

Peter W. Brown

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2005

Date

/s/ Carl McCaffree

Signature

Carl McCaffree

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2005

Date

McCaffree Financial Corporation

By: /s/ Carl McCaffree, President

Signature

Carl McCaffree, President

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2005

Date

/s/ Michael Zuk, Jr.

Signature

Michael Zuk, Jr.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of McCaffree Financial Corporation. Each such person is a citizen of the United States of America, and his or her business address (unless otherwise indicated below) is McCaffree Financial Corporation is 4701 West 110th Street, Overland Park, KS 66211.

Name	Present Principal Occupation
Betty Greiner	Assistant Secretary
Bryan LaGree	Vice President
Carl McCaffree (Director)	President, Secretary & Treasurer
Matthew McCaffree (Director)	Advertising Executive: Barkley Evergreen & Partners, 423 W. 8th Street, Kansas City, MO 64105